EXHIBIT 99.1

Equinor ASA: Ex dividend

From 18 November 2019, the shares in Equinor (OSE:EQNR, NYSE:EQNR) will be traded ex dividend at USD 0.26.

Record date is 19 November 2019.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act